Exhibit 99.1
MediWound Announces Concurrent Registered Direct
and Private Placement Offerings Priced At-the-Market of
Approximately $30 Million

YAVNE, Israel, September 22, 2022 -- MediWound Ltd. (NASDAQ: MDWD) (the “Company”), a fully integrated biopharmaceutical company focused on next-generation biotherapeutic solutions for tissue repair and regeneration, today announced that it has entered into a definitive securities purchase agreement with several institutional and accredited investors (the “Registered Direct Securities Purchase Agreement”) for the sale and purchase of 7,575,513 shares of the Company’s ordinary shares, par value NIS 0.01 (the “Ordinary Shares”), at a purchase price of $1.75 per share, in a registered direct offering (the “Registered Direct Offering”). Additionally pursuant to the Registered Direct Securities Purchase Agreement, the Company has also agreed to issue to these investors unregistered warrants (the “Warrants”) to purchase up to 7,575,513 Ordinary Shares in a concurrent private placement.  The Warrants will have an exercise price of $1.925 per Ordinary Share and will become exercisable upon the Company’s receipt of shareholder approval to increase the number of its authorized Ordinary Shares, pursuant to the Company’s Amended and Restated Articles of Association, and will expire four years thereafter. The gross proceeds of the Registered Direct Offering are expected to be approximately $13.26 million. The Company expects the Registered Direct Offering to close on or about September 26, 2022, subject to the satisfaction of customary closing conditions.

Concurrently to the Registered Direct Offering, the Company entered into a definitive securities purchase agreement with several accredited investors (the “PIPE Securities Purchase Agreement”), including Israel Biotech Fund, Deep Insight, New Era Capital Partners, and Discount Capital, in a private placement (the “PIPE Offering,” and together with the Registered Direct Offering, the “Offerings”) for the sale and purchase of 9,853,058 pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 9,853,058 Ordinary Shares (the “Pre-Funded Warrant Shares”) and unregistered warrants (the “Ordinary Share Warrants") to purchase up to 9,853,058 Ordinary Shares (the “Ordinary Warrant Shares,” and together with the Pre-Funded Warrant Shares, the “PIPE Warrant Shares”), at a purchase price of $1.749 per Pre-Funded Warrant and Ordinary Share Warrant. The Pre-Funded Warrants will have an exercise price of $0.001 per Ordinary Share and the Ordinary Share Warrants have an exercise price of $1.925 per Ordinary Share and each will become exercisable upon the Company’s receipt of shareholder approval to increase the number of its authorized Ordinary Shares, pursuant to the Company’s Amended and Restated Articles of Association, and will expire, in the case of the Ordinary Share Warrants, four years thereafter. In connection with the PIPE Offering, the Company also entered into a registration rights agreement with the several investors named in the Securities Purchase Agreement (the “Registration Rights Agreement”), which provides the investors customary registration rights in connection with the PIPE Warrant Shares. The gross proceeds of the PIPE Offering are expected to be approximately $17.24 million. The Company expects the PIPE Offering to close on or about October 6, 2022, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offerings.

The gross proceeds to the Company from the Offerings are expected to be approximately $30.5 million, before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the Offerings primarily for the development of EscharEx®, a scale up of its facilities, and for general corporate purposes. The Company may also use a portion of the net proceeds to in-license, invest in or acquire businesses, technologies, products or assets that it believes are complementary to its own, although it has no current plans, commitments or agreements with respect to any acquisitions or in-licenses at this time.

The Ordinary Shares offered in the Registered Direct Offering were offered by means of the Company's shelf registration statement on Form F-3 (File No. 333-265203), previously filed with the Securities and Exchange Commission (the "SEC") on May 25, 2022, and declared effective by the SEC on June 3, 2022 (the “Shelf Registration Statement”), the accompanying prospectus, dated June 3, 2022, and a prospectus supplement, dated September 22, 2022. A final prospectus supplement and accompanying prospectus relating to the Ordinary Shares being sold in the Registered Direct Offering will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC's website at http://www.sec.gov. and may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, New York 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

The Pre-Funded Warrants and the Ordinary Share Warrants offered in the PIPE Offering, and the PIPE Warrant Shares issuable thereunder, as well as the Warrants being sold to investors in the Registered Direct Offering and the Warrant Shares issuable thereunder, are being offered and sold in a transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable state securities laws. Accordingly, those securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Pursuant to the Registration Rights Agreement, the Company has agreed to file a registration statement with the SEC registering the resale of the Pre-Funded Warrant Shares issued in the PIPE Offering and the Ordinary Share Warrants issued in the Offerings.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of these Company securities, nor shall there be any sale of these Company securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About MediWound

MediWound is a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. Our strategy leverages our enzymatic technology platform, focused on next-generation bioactive therapies for burn care, wound care and tissue repair.

NexoBrid, our commercial orphan biological product for non-surgical eschar removal of deep-partial and full-thickness thermal burns, is a bromelain-based biological product containing a sterile mixture of proteolytic enzymes that selectively removes burn eschar within four hours without harming surrounding viable tissue. NexoBrid is currently marketed in the European Union and other international markets and is at registration-stage with the Food and Drug Administration (FDA). NexoBrid is supported by the U.S. Biomedical Advanced Research and Development Authority (BARDA).

EscharEx is our next-generation bioactive topical therapeutic under development in the U.S. for debridement of chronic and hard to heal wounds. EscharEx is well-tolerated and has demonstrated safety and efficacy in the debridement of various chronic and other hard-to-heal wounds, within a few daily applications in several Phase 2 trials. A meeting with the FDA to discuss the pivotal study design is targeted for the second half of 2022.

MW005, our topical biological drug for the treatment of non-melanoma skin cancers, is a clinical-stage product candidate under development. The initial data from a Phase I/II study showed MW005 to be safe and well-tolerated, with a majority of the patients who completed the study with MW005 achieving complete histological clearance of their target lesions. The Company anticipates announcing the final data in the second half of 2022.

Committed to innovation, we are dedicated to improving standard of care and enhancing patient lives. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the Registered Direct Offering and the PIPE Offering, including as to the ability to complete the Offerings described above, the ability to receive shareholder approval to increase the number of its authorized Ordinary Shares, the expected gross proceeds therefrom, the intended use of proceeds and the timing of the closing of the Registered Direct Offering. Among the factors that may cause results to be materially different from those stated herein are the initial terms of the proposed offering, market and other conditions, the satisfaction of customary closing conditions related to the proposed offering and the impact of general economic, industry or political conditions in the United States or internationally. There can be no assurance that we will be able to complete the proposed offering, the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; risks related to our contracts with BARDA; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the COVID-19 pandemic.  For example, we are unable to predict how the pandemic will affect the overall healthcare infrastructure, including the ability to recruit patients, the ability to conduct the studies in medical sites and the pace with which governmental agencies, such as the FDA, will review and approve regulatory submissions. Additional government-imposed quarantines and requirements to “shelter at home” or other incremental mitigation efforts also may impact our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2022, Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

Contacts:	Monique Kosse
Boaz Gur-Lavie	Managing Director
Chief Financial Officer	LifeSci Advisors
MediWound Ltd.	212-915-3820
ir@mediwound.com	monique@lifesciadvisors.com